Exhibit 99.1

Wesleyan Goes Live with Sapiens Closed Books Solution

Sapiens leverages “Old Co-New Co” implementation approach to enable an efficient Wesleyan operating environment for both closed books and new business

Holon, Israel – March 9, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that Wesleyan – a specialist financial services provider for doctors, dentists, lawyers and teachers – is now in production with Sapiens Closed Books solution, a unique offering for life and pension insurers designed to provide a modern and cost-efficient platform for the administration of insurers’ legacy estates.

This successful project, which can be seen as part of an overall industry trend of increased interest in legacy portfolio management, is the first in a series to migrate Wesleyan’s legacy portfolios to the Sapiens platform. With the completion of this phase, Wesleyan has decommissioned the first of four legacy systems. Once all phases are completed, Wesleyan will have decommissioned its less efficient and costly legacy platforms. In addition to the Sapiens Closed Books solution, Wesleyan is using Sapiens’ ALIS platform for new financial products and administration of open books of business.

Sapiens Closed Books is a proven system designed to answer legacy portfolio challenges, while significantly cutting the costs that are commonly associated with legacy platforms. Sapiens Closed Books provides an end-to-end, legacy portfolio system that is capable of handling missing data, old legislation and a wide range of product types. It can also process top-ups or incremental new business.

The implementation of the Closed Books solution was spearheaded by Sapiens’ Insurance Practice team and leveraged Sapiens’ innovative “Old Co-New Co” services approach, designed to enable insurers to meet the challenges of their new business needs, while continuing to efficiently meet closed book obligations with high quality and cost-effective services.

“When looking for a vendor to help us manage the complexities of our multi-phase, closed books project, finding a partner who is committed to our success was just as important as the solution they offered and the proven implementation journey that went with it,” said Liz McKenzie, Wesleyan’s Group Corporate Services director. “Sapiens has proved to be a worthy partner, working closely with our team every step of the way – sharing knowledge and best practices, and completing the first phase of the project on budget and on time.”

With the first phase of legacy migration and consolidation completed, Wesleyan is already experiencing the early cost saving benefits resulting from the decommissioning of one legacy system and the improved operational efficiencies enabled by the Sapiens Closed Books solution. These benefits will only multiply as the other legacy systems are migrated and Wesleyan’s closed business is consolidated onto the single Sapiens platform.

“Wesleyan has recently achieved two important milestones with Sapiens – the go-live of Sapiens ALIS 6.5 and the completion of the first phase of the closed books project. We look forward to continuing to work closely with Wesleyan to help them meet their goals of delivering the highest quality customer experience, while continuing to reduce costs and increase efficiencies,” said Raj Ghuman, vice president of Sales and Operations, Sapiens Europe.

About Wesleyan

Wesleyan Assurance Society provides financial services to doctors, dentists, lawyers and teachers on mortgages, savings, investments, pensions, insurance, inheritance tax planning, loans and protection. The company is authorised by Prudential Regulation Authority (PRA) and regulated by the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA). For further information: www.wesleyan.co.uk/.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. The Sapiens team of over 1,000 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2013 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Investors and Media Contact
Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com